EX-99.77I item77exhibiti.htm
DIREXION SHARES ETF TRUST

Direxion Daily Energy Bear 3X Shares
Direxion Daily Real Estate Bear 3X Shares
Direxion Daily Small Cap Bear 3X Shares
Direxion Daily Technology Bear 3X Shares

Supplement dated June 10, 2010 to the
Prospectus dated March 5, 2010

The Board of Trustees of Direxion Shares ETF Trust ("Trust") has approved a reverse split of the issued and outstanding shares of the Direxion Daily Energy Bear 3X Shares, Direxion Daily Real
Estate Bear 3X Shares, Direxion Daily Small Cap Bear 3X Shares and Direxion Daily Technology Bear 3X Shares (collectively, the "Funds").

After the close of the markets on July 7, 2010 (the "Record Date"), each Fund will effect a one for five reverse split of its issued and outstanding shares. As a result of this reverse split, every five shares of the Funds will be exchanged for one share. Accordingly, the number of the Funds' issued and outstanding shares will decrease by approximately 80%. In addition, the per share net asset value ("NAV") and next day's opening market price of the Funds will be approximately five-times higher. Shareholders of record on the Record Date will participate in the reverse split. Shares of the Funds will begin trading on NYSE Arca, Inc. ("NYSE Arca")
 on a split-adjusted basis on Thursday, July 8, 2010
(the "Effective Date").

The next day's opening market value of the Funds' issued and outstanding shares, and thus a shareholder's investment value, will not be affected by the reverse split. The table below illustrates the effect of a hypothetical one for five reverse split anticipated for the Funds:

1 for 5 Reverse Split
Period    #  of Shares Owned  Hypothetical NAV   Total Market Value
Pre-Split	        100              $5              $500
Post-Split	          20             $25              $500


The Trust's transfer agent will notify the Depository Trust Company ("DTC") of the reverse split and instruct DTC to adjust each shareholder's investment(s) accordingly. DTC is the registered owner of the Funds' shares and maintains a record of the Funds' record owners.

Redemption of Fractional Shares and Tax Consequences for the Reverse
Split

As a result of the reverse split, a shareholder of the Funds' shares potentially could hold a fractional share. However, fractional shares cannot trade on the NYSE Arca. Thus, each Fund will redeem for cash a shareholder's fractional shares at the Fund's split-adjusted NAV as of the Record Date. Such redemption may have tax implications for those shareholders and a shareholder could recognize gain or loss in connection with the redemption of the shareholder's fractional shares.
 Otherwise, the reverse split will not result in a taxable transaction for holders of the Funds' shares. No transaction fee will be imposed on shareholders for such redemption.

"Odd Lot" Unit

Also as a result of the reverse split, the Funds will have outstanding one aggregation of less than 50,000 shares to make a creation unit, or an "odd lot unit." Thus, each Fund will provide one authorized participant with a one-time opportunity to redeem the odd lot unit at the split-adjusted NAV or the NAV on such date the authorized participant seeks to redeem the odd lot unit.

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Please retain a copy of this Supplement with your Prospectus